SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                AMENDMENT NO. 2
                                      to
                                  SCHEDULE TO

           Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                    of the Securities Exchange Act of 1934

                    MID-WISCONSIN FINANCIAL SERVICES, INC.
                      (Name of Subject Company (Issuer))

                    MID-WISCONSIN FINANCIAL SERVICES, INC.
                                   (Issuer)

                    Common stock, par value $.10 per share
                        (Title of Class of Securities)

                                   59560R108
                     (Cusip Number of Class of Securities)

                                JAMES F. WARSAW
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                    MID-WISCONSIN FINANCIAL SERVICES, INC.
                             132 WEST STATE STREET
                               MEDFORD, WI 54551
                           TELEPHONE:  715-748-8300
      (Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

                                  Copies to:
                             ARNOLD J. KIBURZ III
                             RUDER WARE, L.L.S.C.
                          500 THIRD STREET, SUITE 700
                                 P.O. BOX 8050
                               WAUSAU, WI 54402
                           TELEPHONE:  715-845-4336

                          CALCULATION OF FILING FEE*
Transaction Valuation:  $4,500,000   Amount of Filing Fee:  $481.50

     * Calculated solely for the purpose of determining the filing fee, in accordance with Rule 0-11 and based upon the purchase of 125,000 shares of common stock at the tender offer price per share of $36.00.

(checked box) Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.
 Amount Previously Paid: $481.50          Filing Party: MID-WISCONSIN FINANCIAL
                                                        SERVICES, INC.
 Form or registration Number: SCHEDULE TO Date Filed:   DECEMBER 15, 2005

(box) Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
     (box)  third-party tender offer subject to Rule 14d-1.
     (checked box)  issuer tender offer subject to Rule 13e-4.
     (box)  going-private transaction subject to Rule 13e-3.
     (box)  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: (box)
                                       -1-

      This Amendment No. 2 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission ("SEC") on December 15, 2005, as amended and supplemented by Amendment No. 1 to the Tender Offer Statement on Schedule TO filed with the SEC on January 17, 2006 (collectively, the "Schedule TO"), relating to the offer by Mid-Wisconsin Financial Services, Inc., a Wisconsin corporation, to purchase up to 125,000 shares of its common stock, par value $.10 per share, at a price, net to the seller in cash, without interest thereon, of $36.00 per share upon the terms and subject to the conditions set forth in its Offer to Purchase dated December 15, 2005 as amended through the date hereof, and the related Letter of Transmittal.

      This Amendment No. 2 constitutes the final amendment to Issuer Tender Offer Statement on Schedule TO pursuant to Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended, and General Instruction H to Schedule TO.

      The number of shares of common stock properly tendered and not withdrawn was 65,216, representing approximately 3.8% of the shares outstanding prior to the tender offer. Mid-Wisconsin has elected to purchase all properly tendered shares. The Offer to Purchase related to 125,000 shares of Mid-Wisconsin's outstanding common stock. Mid-Wisconsin reserved the right to purchase up to an additional 2% of its outstanding stock pursuant to Rule 13e-4(f). Following the completion of the tender offer, Mid-Wisconsin will have 1,638,361 shares of common stock outstanding.

ITEM 12.    MATERIAL TO BE FILED AS EXHIBITS.

      Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

99.(a)(5)(B)  News Release issued by Mid-Wisconsin dated February 6, 2006.

                                   SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                           MID-WISCONSIN FINANCIAL
                                           SERVICES, INC.

February 6, 2006                           By: JAMES F. WARSAW
                                               James F. Warsaw
                                               President and Chief Executive
                                               Officer

                                 EXHIBIT INDEX
                                      TO
                                AMENDMENT NO. 2
                                      TO
                                  SCHEDULE TO
                            DATED FEBRUARY 6, 2006
                                      OF
                    MID-WISCONSIN FINANCIAL SERVICES, INC.
                 Pursuant to Section 102(d) of Regulation S-T
                        (17 C.F.R. Section 232.102(d))

    99.(a)(1)(A)* Offer to Purchase dated December 15, 2005.
    99.(a)(1)(B)* Letter of Transmittal (including Certification of Taxpayer
                  Identification Number on Substitute Form W-9).
    99.(a)(1)(C)* Notice of Guaranteed Delivery.
    99.(a)(1)(D)* Form of Letter to Brokers, Dealers, Commercial Banks, Trust
                  Companies, and Other Nominees.
    99.(a)(1)(E)* Form of Letter to Clients.
    99.(a)(1)(F)* Form of Letter to Shareholders of Mid-Wisconsin dated
                  December 15, 2005, from Kim A. Gowey, D.D.S., Chairman of the Board.
    99.(a)(5)(A)* News Release issued by Mid-Wisconsin dated December 15,
                  2005.
    99.(a)(5)(B)  News Release issued by Mid-Wisconsin dated February 6, 2006.

* Previously filed with Schedule TO on December 15, 2005
                                       -3-